First Quarter 2018 Earnings Presentation The Bank of N.T. Butterfield & Son Limited April 24, 2018

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this presentation are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our current beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance, capital, ownership or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Our performance may vary due to a variety of factors, including worldwide economic conditions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s Internet website at http:// www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made other than required by law. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis.  We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations.  As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. All information in $millions and as of December 31, 2017 unless otherwise indicated . Conversion rate: 1 BMD$ = 1 US$.

3 First Quarter 2018 Earnings Presentation Presenters Agenda Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Michael Schrum Chief Financial Officer Dan Frumkin Chief Operating Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Efficient, Conservative Balance Sheet • Visible Earnings • Overview • Financials • Summary • Q&A Awards

4 First Quarter 2018 Highlights Core Net Income** Core Return on Average Tangible Common Equity** vs. Q4 2017 vs. Q1 2017 Q1 2018 $ % $ % Net Interest Income $ 79.9 $ 3.8 3.9% $ 12.0 14.2 % Non-Interest Income 39.8 (2.6) (1.2)% 1.2 5.4 % Prov. for Credit Losses 1.9 (3.4) (228.8)% 1.6 (315.3)% Non-Interest Expenses* (77.8) 3.1 (2.2)% (6.6) (4.8)% Other Gains (Losses) 0.4 3.0 (11.6)% 0.1 181.3 % Net Income $ 44.2 $ 3.9 9.8% $ 8.3 23.3 % Non-Core Items** 0.8 (1.1) (128.6)% (1.8) (104.5)% Core Net Income** $ 45.0 $ 2.8 3.7% $ 6.5 14.5% • Net income of $44.2 million, or $0.79 per share • Core Net Income** of $45.0 million, or $0.81 per share • Return on average common equity of 21.8%; core return on average tangible common equity** of 24.3% • Net Interest Margin of 3.05%, cost of deposits of 0.12% • Completed acquisition of Global Trust Solutions business from Deutsche Bank • Announced acquisition of Deutsche Bank's banking and custody business in the Cayman Islands and Channel Islands • Common share dividend of $0.38 per share * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure Q1 Q2 Q3 Q4 Q1 $38.5 $37.5 $40.7 $42.2 $45.0 Q1 Q2 Q3 Q4 Q1 23.4% 21.6% 22.2% 22.3% 24.3% 2017 2018 2017 2018

Financials

6 Q1 Q2 Q3 Q4 Q1 $67.9 $76.1 $79.9 Net Interest Income before Provision for Credit Losses - Trend Q1 2018 vs. Q4 2017 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 2,173.8 0.94% $ 38.0 0.08% Investments 4,574.6 2.54% (63.5) 0.27% Loans (net) 3,861.2 5.31% 129.5 0.08% Interest Earning Assets 10,609.5 3.22% 104.0 Total Liabilities 10,152.7 (0.17)% 112.6 —% Net Interest Margin 3.05% 0.18% Net Interest Margin & Yields 2017 2018 Income Statement Net Interest Income • Net interest income rose 5.0% in the first quarter of 2018 compared to the prior quarter • Net interest margin increased 18 bps from the previous quarter and 47 bps from the first quarter of 2017 • Yields on investments improved to 2.54% from 2.27% in the previous quarter and 2.17% in the first quarter of 2017 • Loan yields grew by 8 bps compared to the prior quarter due to the December Fed rate increase and growth in loan volume

7 Income Statement Non-Interest Income Non-Interest Income Trend vs. Q4 2017 Q1 2018 $ % Asset management $ 6.4 $ (0.2) Banking 10.9 (1.1) FX Revenue 8.2 (0.6) Trust 10.9 (0.5) Custody and Other 2.2 0.1 Other 1.2 (0.2) Total Non-Interest Income $ 39.8 $ (2.6) (6.1)% Q1 Q2 Q3 Q4 Q1 $38.5 $42.4 $39.8 • Non-interest income was down compared to the prior quarter but up 3.2% compared to the first quarter of 2017 • Banking and FX Revenue growth were down relative to strong fees generated during holiday seasonal fourth quarter promotions • Diversified fee generating businesses continued to perform well • Fee income ratio of 32.7% remains favorable compared to peers* while moderating as interest income has grown 2017 * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. 2018

8 Income Statement Non-Interest Expenses Non-Interest Expense Trend *** Core Non-Interest Expenses* vs. Q4 2017 Q1 2018 $ % Salaries & Benefits** $ 37.0 $ (5.3) 0.3 % Technology & Comm. 14.6 0.3 (1.5)% Property 5.1 0.6 (3.8)% Professional & O/S Services 8.1 1.4 (1.8)% Indirect Taxes 4.9 0.2 2.2 % Intangible Amortization 1.1 — (9.1)% Marketing 0.9 (0.6) (62.5)% Other *** 4.3 0.5 (12.5)% Total Core Non-Interest Expenses* $ 76.0 $ (2.9) (3.7)% Non-Core Expenses* 1.7 (0.2) (42.4)% Non-Interest Expenses $ 77.8 $ (3.1) (3.8)% Non-Interest Expenses Core Efficiency Ratio Q1 Q2 Q3 Q4 Q1 $71.2 $80.8 $77.8 63.2% 65.4% 62.3% • Expenses were down due to lower discretionary compensation and lower defined benefit pension costs in the first quarter of 2018 compared to fourth quarter of 2017 • The first quarter of 2018 included Sarbanes-Oxley-related costs incurred at year-end for sunsetting of initial implementation of necessary systems and processes • Non-core expenses of $1.7 million primarily include $1.6 million related primarily to recent acquisitions • Cost / income ratios expected to normalize in the short term on existing businesses 2017 * See the Appendix for a reconciliation of the non-GAAP measure. ** Includes Non-Service Employee Benefits Expense *** Includes Other Non-Interest Expenses and Income Taxes 2018

9 Capital Requirements and Return Leverage Capital • Active capital management remains a focus and contemplates possibility of future acquisitions • Leverage capital down 2 bps in the first quarter of 2018 and remains below peer median • Filing of F-3 provides efficient access to future capital, if desired • Board approved quarterly cash dividend of $0.38 per common share Regulatory Capital (Basel III) - Total Capital Ratio Butterfield Current BMA 2017 Required US Peer Average * 19.2% 15.5% 14.1% * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. TCE/TA TCE/TA Ex Cash Butterfield - Current US Peer Median * 6.7% 8.5% 1.4% 0.5%8.1% 9.0%

10 Balance Sheet Total Assets • Loan balances increased with continued growth in UK residential mortgages, commercial lending in several jurisdictions and further advances under a sovereign loan • Cash balances increased due in part from excess liquidity from the investment portfolio as well as increased deposits in Cayman • Cost of deposits were unchanged at 0.12% Q1 2018 Q4 2017 Cash & Equivalents $ 1,846 $ 1,535 S/T Inv. & Reverse Repos 298 429 Loans (net) 3,957 3,777 Investments 4,512 4,706 Other Assets 376 332 Total Assets $ 10,988 $ 10,779 Int. Bearing Deposits $ 7,508 $ 7,056 Non-Int. Bearing Deposits 2,246 2,480 Other Liabilities 410 420 Shareholders Equity 824 823 Total Liab. & Equity $ 10,988 $ 10,779 Total assets Investments Loans Q1 Q2 Q3 Q4 Q1 $10.9 $10.8 $11.0 $4.5 $4.7 $4.5 $3.6 $3.8 $4.0 Total deposits Non-interest bearing Interest bearing Cost of deposits Q1 Q2 Q3 Q4 Q1 $9.8 $9.5 $9.8 0.11% 0.12% 0.12% 2017 2017 Total Deposits 2018 2018

11 Asset Quality Non-Accrual Loans Non-Accrual Loans Q1 Q2 Q3 Q4 Q1 $50.1 $43.9 $42.4 Res Mtg: 63.7% Consumer: 4.7% Comm’l R/E: 14.8% Other Comm’l: 12.0% Gov’t: 4.8% Loan Distribution 20182017 0.10% 0.08% 0.06% 0.04% 0.02% 0.00% Q1 Q2 Q3 Q4 Q1 0.01% 0.04% 0.02% Net Charge-Off Ratio AAA: 94.6% AA: 1.3% A: 2.9% BBB: 1.2% $4.0 billion $4.5 billion Investment Portfolio Rating Distribution 20182017

12 Interest Rate Sensitivity Interest Rate SensitivityAverage Balance - Balance Sheet Average Balances ($bn) Q1 2018 vs. Q4 2017 Duration vs. Q4 2017 Cash 1,966.5 30.3 N/A N/A S/T Invest. 207.3 7.8 0.1 (0.1) AFS 3,121.5 (204.5) 2.8 0.5 HTM 1,452.0 141.3 6.1 0.5 Total 6,747.3 (25.1) NTB US Peer Median * -100bps +100bps +200bps (11.4)% 4.4% 8.9% (4.8)% 3.2% 5.2% • The Bank remains significantly more sensitive to increases in interest rates relative to its US peers* • Average deposit balances vary from quarter to quarter depending on client requirements • Improving rate environment continues to benefit asset sensitive positioning * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks.

Appendix

Appendix

Balance Sheet Trends

	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q1
Assets									
Cash & Equivalents	$ 1,846	$ 1,535	$ 1,546	$ 1,720	$ 1,867	$ 2,102	$ 1,485	$ 2,655	$ 1,774
Reverse Repos	198	179	210	184	63	149	186	—	—
S/T Investments	100	250	208	294	542	520	995	436	425
Investments	4,512	4,706	4,613	4,558	4,549	4,400	4,114	3,870	3,679
Loans, Net	3,957	3,777	3,664	3,588	3,573	3,570	3,836	3,904	3,953
Other Assets	376	332	338	335	350	363	363	422	355
Total Assets	$ 10,988	$ 10,779	$ 10,578	$ 10,679	$ 10,944	$ 11,104	$ 10,979	$ 11,287	$ 10,186
Liabilities and Equity									
Total Deposits	$ 9,754	$ 9,536	$ 9,407	$ 9,479	$ 9,849	$ 10,034	$ 9,667	$ 10,091	$ 8,939
Long-Term Debt	117	117	117	117	117	117	117	117	117
Other Liabilities	293	303	252	313	236	242	230	263	343
Total Liabilities	$ 10,164	$ 9,956	$ 9,776	$ 9,909	$ 10,203	$ 10,393	$ 10,014	$ 10,471	$ 9,399
Common Equity	$ 824	$ 823	$ 802	$ 770	$ 741	$ 711	$ 782	$ 633	$ 604
Preferred Equity	—	—	—	—	—	—	183	183	183
Total Equity	$ 824	$ 823	$ 802	$ 770	$ 741	$ 711	$ 965	$ 816	$ 787
Total Liabilities and Equity	$ 10,988	$ 10,779	$ 10,578	$ 10,679	$ 10,944	$ 11,104	$ 10,979	$ 11,287	$ 10,186
Key Metrics									
TCE / TA	6.7%	7.1%	7.0%	6.7%	6.2%	5.9%	6.6%	5.0%	5.5%
CET 1 Ratio	17.6%	18.2%	17.8%	17.0%	15.8%	15.3%	16.1%	12.3%	12.4%
Total Tier 1 Capital Ratio	17.6%	18.2%	17.8%	17.0%	15.8%	15.3%	20.5%	16.5%	16.4%
Total Capital Ratio	19.2%	19.9%	19.9%	19.1%	17.9%	17.6%	22.9%	18.9%	18.7%

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Appendix

Average Balance Sheet Trends

	2018 - Q1			2017 - Q4			2017 - Q1		
	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets									
Cash due from banks, reverse repurchase agreements and short-term investments	$ 2,173.8	$ 5.0	0.94 %	$ 2,135.8	$ 4.7	0.86 %	$ 2,476.7	$ 3.5	0.57 %
Investment in securities	4,574.6	28.6	2.54 %	4,638.0	26.6	2.27 %	4,556.4	24.4	2.17 %
Trading	*1.0*	—	— %	*1.3*	—	— %	*0.7*	—	— %
AFS	*3,121.5*	*17.3*	*2.25 %*	*3,326.1*	*17.1*	*2.04 %*	*3,358.7*	*15.9*	*1.92 %*
HTM	*1,452.0*	*11.3*	*3.16 %*	*1,310.7*	*9.5*	*2.87 %*	*1,196.9*	*8.6*	*2.90 %*
Loans	3,861.2	50.5	5.31 %	3,731.7	49.2	5.23 %	3,661.1	44.0	4.87 %
Commercial	*1,221.5*	*16.6*	*5.52 %*	*1,140.9*	*15.0*	*5.20 %*	*1,361.5*	*15.1*	*4.49 %*
Consumer	*2,639.6*	*33.9*	*5.21 %*	*2,590.8*	*34.2*	*5.24 %*	*2,299.6*	*28.9*	*5.10 %*
Total interest earning assets	10,609.5	84.2	3.22 %	10,505.5	80.4	3.03 %	10,694.1	71.9	2.73 %
Other assets	325.4			325.4			352.7		— %
Total assets	$ 10,935.0	$ 84.2	3.12 %	$ 10,830.9	$ 80.4	2.94 %	$ 11,046.8	$ 71.9	2.64 %
Liabilities									
Interest bearing deposits	$ 7,411.3	$ (2.9)	(0.16)%	$ 7,222.4	$ (3.0)	(0.16)%	$ 7,656.2	$ (2.8)	(0.15)%
Customer demand deposits	*5,320.8*	*(0.1)*	*(0.01)%*	*5,149.5*	*(0.2)*	*— %*	*5,411.2*	*(0.3)*	*(0.02)%*
Customer term deposits	*2,079.4*	*(2.6)*	*(0.51)%*	*2,061.6*	*(2.3)*	*(0.46)%*	*2,177.7*	*(2.4)*	*(0.44)%*
Deposits from banks	*11.1*	*(0.2)*	*(8.82)%*	*11.3*	*(0.5)*	*(18.60)%*	*67.4*	*(0.1)*	*(0.49)%*
Securities sold under agreement to repurchase	1.8	—	(1.96)%	—	—	— %	—	—	— %
Long-term debt	117.0	(1.3)	(4.66)%	117.0	(1.3)	(4.34)%	117.0	(1.2)	(4.14)%
Interest bearing liabilities	7,530.1	(4.3)	(0.23)%	7,339.4	(4.3)	(0.23)%	7,773.2	(4.0)	(0.21)%
Non-interest bearing customer deposits	2,366.3			2,446.9			2,334.1		— %
Other liabilities	256.3			253.8			257.0		— %
Total liabilities	$ 10,152.7	$ (4.3)	(0.17)%	$ 10,040.1	$ (4.3)	(0.17)%	$ 10,364.3	$ (4.0)	(0.16)%
Shareholders' equity	782.3			790.8			682.5		— %
Total liabilities and shareholders' equity	$ 10,935.0			$ 10,830.9			$ 11,046.8		— %
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,079.5			$ 3,166.1			$ 2,920.9		
Net interest margin		$ 79.9	3.05 %		$ 76.1	2.87 %		$ 67.9	2.58 %

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16 Appendix Income Statement Trends 2018 2017 2016 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Net Interest Income $ 79.9 $ 76.1 $ 74.3 $ 71.5 $ 67.9 $ 66.8 $ 65.0 $ 64.3 $ 62.3 Non-Interest Income 39.8 42.4 38.2 38.7 38.5 38.8 36.3 37.9 34.5 Prov. for Credit Recovery (Losses) 1.9 5.4 0.7 (0.5) 0.3 0.9 (0.3) (5.3) 0.3 Non-Interest Expenses 77.8 80.8 73.8 75.6 71.2 71.9 77.5 67.0 70.2 Other Gains (Losses) 0.4 (2.7) 1.8 2.0 0.2 0.8 0.6 (0.2) (0.2) Net Income $ 44.2 $ 40.3 $ 41.1 $ 36.1 $ 35.9 $ 35.4 $ 24.0 $ 29.8 $ 26.8 Non-Core Items* $ 0.8 $ 1.9 $ (0.4) $ 1.4 $ 2.6 $ 1.7 $ 9.4 $ 2.3 $ 9.2 Core Net Income $ 45.0 $ 42.2 $ 40.7 $ 37.5 $ 38.5 $ 37.1 $ 33.4 $ 32.1 $ 36.0 Key Metrics Loan Yield 5.31% 5.23% 5.16% 5.11% 4.90% 4.92% 4.75% 4.72% 4.74% Securities Yield 2.54 2.27 2.22 2.20 2.17 1.98 1.91 1.87 2.07 Cost of deposits 0.12 0.12 0.10 0.11 0.11 0.10 0.11 0.12 0.15 Net Interest Margin 3.05 2.87 2.81 2.66 2.58 2.45 2.39 2.44 2.54 Core Efficiency Ratio* 62.3 65.4 62.8 66.1 63.2 65.6 65.3 61.8 62.5 Core ROATCE* 24.3 22.3 22.2 21.6 23.4 19.3 19.0 20.1 23.7 Fee Income Ratio 32.7 34.2 33.8 35.3 36.1 36.4 35.9 39.1 35.5 Fully Diluted Share Count (in millions of common shares) 55.8 55.6 55.5 55.6 55.2 54.7 49.0 47.3 47.4 * See the Appendix for a reconciliation of the non-GAAP measure.

17 Appendix Non-Interest Income & Expense Trends 2018 2017 2016 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Non-Interest Income Trust $ 10.9 $ 11.3 $ 10.9 $ 11.3 $ 11.4 $ 11.5 $ 11.6 $ 10.8 $ 10.1 Asset Management 6.4 6.6 6.3 5.9 5.8 6.0 5.6 5.3 4.2 Banking 10.9 12.0 10.8 10.9 10.0 11.0 9.7 10.0 8.7 FX Revenue 8.2 8.8 7.6 7.5 8.3 7.4 6.5 8.4 8.3 Custody & Other Admin. 2.2 2.2 2.0 1.9 2.0 2.0 2.3 2.3 2.2 Other 1.2 1.4 0.5 1.1 0.9 0.9 0.6 1.0 1.0 Total Non-Interest Income $ 39.8 $ 42.4 $ 38.2 $ 38.7 $ 38.5 $ 38.8 $ 36.3 $ 37.9 $ 34.5 Non-Interest Expense Salaries & Benefits* $ 37.0 $ 42.4 $ 37.4 $ 37.4 $ 36.0 $ 34.2 $ 42.4 $ 32.2 $ 31.2 Technology & Comm. 14.7 14.4 13.2 13.4 12.9 14.5 14.4 14.1 14.5 Property 5.1 4.5 5.1 5.4 4.9 5.5 5.4 5.1 5.0 Professional & O/S Services 9.7 8.0 6.9 6.1 6.2 5.4 4.1 5.4 4.1 Indirect Taxes 4.9 4.7 4.6 4.5 4.2 4.7 4.2 2.8 4.6 Intangible Amortization 1.1 1.1 1.0 1.1 1.0 1.0 1.2 1.3 1.1 Marketing 0.9 1.5 0.9 2.4 1.0 1.7 0.9 1.0 0.9 Restructuring — 0.3 0.4 0.6 0.4 0.5 0.6 0.7 4.5 Other 3.9 3.5 4.0 4.5 4.3 4.4 4.4 4.2 4.0 Total Non-Interest Expense $ 77.4 $ 80.4 $ 73.6 $ 75.3 $ 71.0 $ 71.9 $ 77.3 $ 66.7 $ 69.9 Income Taxes 0.4 0.5 0.2 0.3 0.2 — 0.2 0.2 0.3 Total Expense incld. Taxes $ 77.8 $ 80.8 $ 73.8 $ 75.6 $ 71.2 $ 71.9 $ 77.5 $ 67.0 $ 70.2 *Includes non-service employee benefits

18 Appendix Core Non-Interest Expense Trends 2018 2017 2016 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Salaries & Benefits* $ 37.0 $ 42.2 $ 37.2 $ 37.1 $ 35.9 $ 34.0 $ 33.6 $ 31.5 $ 29.6 Technology & Comm. 14.6 14.3 13.1 13.3 12.8 14.4 14.2 13.8 13.9 Property 5.1 4.5 5.1 5.3 4.9 5.5 5.3 5.0 5.0 Professional & O/S Services 8.1 6.7 5.6 5.7 4.3 5.4 3.9 4.8 3.0 Indirect Taxes 4.9 4.7 4.6 4.5 4.3 3.9 3.9 2.8 4.6 Intangible Amortization 1.1 1.1 1.0 1.1 1.0 1.0 1.2 1.3 1.1 Marketing 0.9 1.5 0.9 2.4 1.0 1.7 0.9 1.0 0.9 Other 3.9 3.5 4.0 4.5 4.2 4.3 4.3 4.2 3.4 Total Core Non-Interest Expense $ 75.6 $ 78.5 $ 71.6 $ 73.9 $ 68.4 $ 70.2 $ 67.3 $ 64.4 $ 61.5 Income Taxes 0.4 0.5 0.2 0.3 0.2 — 0.2 0.2 0.3 Total Core Expense incld. Taxes $ 76.0 $ 78.9 $ 71.8 $ 74.2 $ 68.6 $ 70.2 $ 67.5 $ 64.6 $ 61.8 *Includes non-service employee benefits

Appendix

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)

		2018	2017			
		Q1	Q4	Q3	Q2	Q1
Net income	A	$ 44.2	$ 40.3	$ 41.1	$ 36.1	$ 35.9
Dividends and guarantee fee of preference shares		—	—	—	—	—
Premium paid on repurchase of preference shares	B	—	—	—	—	—
Net income to common shareholders	C	44.2	40.3	41.1	36.1	35.9
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Gain on disposal of a pass-through note investment (formerly a SIV)		(0.9)	—	(2.5)	—	(0.1)
Impairment of and gain on disposal of fixed assets (including software)		—	—	—	—	—
Change in unrealized (gains) losses on certain investments		—	—	—	—	—
Adjustment to holdback payable for a previous business acquisition		—	—	0.1	—	0.1
Total non-core (gains) losses	D	$ (0.9)	$ —	$ (2.4)	$ —	$ —
Non-core expenses						
Early retirement program, redundancies and other non-core compensation costs		—	—	0.1	0.1	—
Tax compliance review costs		0.1	0.6	0.4	0.7	0.2
Provision in connection with ongoing tax compliance review		—	—	—	—	—
Business acquisition costs		1.6	1.0	1.1	—	—
Restructuring charges and related professional service fees		—	0.3	0.4	0.6	0.4
Investigation of an international stock exchange listing costs		—	—	—	—	—
Cost of 2010 legacy option plan vesting and related payroll taxes		—	—	—	—	—
Secondary offering costs		—	—	—	—	2.0
Total non-core expenses	E	$ 1.7	$ 1.9	$ 2.0	$ 1.4	$ 2.6
Total non-core (gains), losses and expenses	F=D+E	0.8	1.9	(0.4)	1.4	2.6
Core net income	G=A+F	$ 45.0	$ 42.2	$ 40.7	$ 37.5	$ 38.5
Core net income attributable to common shareholders	H=C-B+F	45.0	42.2	40.7	37.5	38.5
Average shareholders' equity		820.7	809.6	788.9	759.2	729.3
Less: average preference shareholders' equity		—	—	—	—	—
Average common equity	I	820.7	809.6	788.9	759.2	729.3
Less: average goodwill and intangible assets		(68.4)	(60.9)	(61.3)	(61.6)	(61.7)
Average tangible common equity	J	752.3	748.7	727.6	697.6	667.6
Return on equity	C/I	21.8%	19.7%	20.7%	19.0%	19.9%
Core return on average tangible common equity	H/J	24.3%	22.3%	22.2%	21.6%	23.4%
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	K	55.8	55.6	55.5	55.6	55.2
Earnings per common share fully diluted	C/K	0.79	0.72	0.74	0.65	0.65
Non-core items per share	(F-B)/K	0.02	0.04	(0.01)	0.02	0.05
Core earnings per common share fully diluted		0.81	0.76	0.73	0.67	0.70

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Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)		2018	2017			
		Q1	Q4	Q3	Q2	Q1
Core return on average tangible assets						
Total average assets	L	$ 10,970.9	$ 10,851.0	$ 10,744.8	$ 10,981.8	$ 10,982.6
Less: average goodwill and intangible assets		(68.4)	(60.9)	(61.3)	(61.6)	(61.7)
Average tangible assets	M	$ 10,902.5	$ 10,790.1	$ 10,683.5	$ 10,920.2	$ 10,920.8
Return on average assets	A/L	1.6%	1.5%	1.5%	1.3%	1.3%
Core return on average tangible assets	G/M	1.7%	1.6%	1.5%	1.4%	1.5%
Tangible equity to tangible assets						
Shareholders' equity		$ 824.2	$ 822.9	$ 802.4	$ 769.9	$ 741.0
Less: goodwill and intangible assets		(90.9)	(60.6)	(61.4)	(61.5)	(61.4)
Tangible total equity	N	733.4	762.3	741.0	708.4	679.6
Less: preference shareholders' equity		—	—	—	—	—
Tangible common equity	O	733.4	762.3	741.0	708.4	679.6
Total assets		10,988.2	10,779.2	10,578.4	10,678.7	10,943.6
Less: goodwill and intangible assets		(90.9)	(60.6)	(61.4)	(61.5)	(61.4)
Tangible assets	P	$ 10,897.4	$ 10,718.6	$ 10,517.0	$ 10,617.2	$ 10,882.2
Tangible common equity to tangible assets	O/P	6.7%	7.1%	7.0%	6.7%	6.2%
Tangible total equity to tangible assets	N/P	6.7%	7.1%	7.0%	6.7%	6.2%
Efficiency ratio						
Non-interest expenses		$ 77.4	$ 80.4	$ 73.6	$ 75.3	$ 71.0
Less: Amortization of intangibles		(1.1)	(1.1)	(1.0)	(1.1)	(1.0)
Non-interest expenses before amortization of intangibles	Q	76.3	79.3	72.6	74.2	70.0
Non-interest income		39.8	42.4	38.2	38.7	38.5
Net interest income before provision for credit losses		79.9	76.1	74.3	71.5	67.9
Net revenue before provision for credit losses and other gains/losses	R	$ 119.7	$ 118.4	$ 112.5	$ 110.2	$ 106.4
Efficiency ratio	Q/R	63.8%	67.0%	64.5%	67.4%	65.7%
Core efficiency ratio						
Non-interest expenses		$ 77.4	$ 80.4	$ 73.6	$ 75.3	$ 71.0
Less: non-core expenses	(E)	(1.7)	(1.9)	(2.0)	(1.4)	(2.6)
Less: amortization of intangibles		(1.1)	(1.1)	(1.0)	(1.1)	(1.0)
Core non-interest expenses before amortization of intangibles	S	74.6	77.4	70.6	72.8	67.4
Net revenue before provision for credit losses and other gains/losses	T	119.7	118.4	112.5	110.2	106.4
Core efficiency ratio	S/T	62.3%	65.4%	62.8%	66.1%	63.2%

20

Butterfield

21 Appendix Peer Group Our peer group includes the following banks, noted by their ticker symbols: • FRC • SIVB • EWBC • CFR • ASB • WTFC • CBSH • IBKC • UMBF • FHB • BOH • TRMK • IBOC • CBU • BPFH • FFIN • WABC